Contact

www.linkedin.com/in/sarahmcnabb
(LinkedIn)

Top Skills

Microsoft Office
Photoshop
Google Analytics

Certifications

Inbound Marketing
Certified Cryptocurrency Expert (CCE)
Infusionsoft Certified Partner

Sarah McNabb

Chief Marketing Officer at GigaStar
St Charles, Illinois, United States

Summary

THE MARKETING SWISS ARMY KNIFE

I conduct all marketing with an analytical bias and a tight grasp of design principles, user experience, content optimization, lead generation, and best practices in all things digital. I enjoy building, coaching, and empowering internal marketing, creative, and business teams to achieve measurable results.

Lead generation campaign development, execution, management, and reporting
Product marketing, brand development, and corporate messaging
HubSpot Inbound Marketing Certified | Infusionsoft Certified
Certified Cryptocurrency Expert | Blockchain Council
Content creation, content marketing, SEO/SEM, UX, reporting metrics, A/B testing
Press release writing, industry blogging, PR, social media management
Creative audio and video content art direction, creation, and editing skills
Marketing automation and CRM software expertise
Budget management and competitive analysis
Staff hiring, management, mentoring, and strategic development
Webinar marketing and executive event planning
Experienced in art direction, graphic, and website design principles

Proficiencies: Microsoft Office Suite, Photoshop, Dreamweaver, Illustrator, Flash, Fireworks, HTML / DHTML / JavaScript / CSS, InDesign, Camtasia, Audacity, GarageBand, Pro Tools, iMovie, Final Cut, Windows Movie Maker, Adobe Acrobat, Adobe Premier Pro, Constant Contact, SurveyMonkey, Salesforce, Pardot, HubSpot, Infusionsoft, Sharpspring, Zoho, Basecamp, Asana, Confluence, Prezi, WordPress, Google Analytics, Web Trends, RSS, QR coding, and SEO optimization.

Experience

GigaStar
Chief Marketing Officer
June 2022 - Present (3 years 11 months)
Greater Chicago Area

GigaStar fuels human creativity by bringing Creators and Investors together.
Learn more at https://gigastar.io.

Gate 39 Media
Chief Marketing Officer
January 2016 - June 2022 (6 years 6 months)
Chicago, Illinois

Manages financial services and agribusiness retainer marketing clients. SME
in marketing ideation, planning, and content creation for strategic inbound
marketing and lead generation campaigns
Manages cross-channel deployment of campaigns, reporting KPIs and
optimizing results
Key content writer for client websites, press releases, CTA and hedge fund
pitchbooks, sales collateral, thought leadership pieces, lead generation offers,
social campaigns, etc.
HubSpot Inbound Marketing Certified and Infusionsoft Certified Partner
(ICP) providing content marketing automation, campaign marketing, and CRM
expertise.
Consults on CRM systems and setup (HubSpot, Infusionsoft, Pardot,
Salesforce, Zoho).
Manager, mentor, and coach to agency marketing, creative and WordPress
development teams.
Provides oversight of all creative deliverables, website, social media, print,
video, etc.

Tradovate, LLC
Director of Marketing
November 2014 - January 2016 (1 year 3 months)

Refined branding, developed Marketing Strategy & Plan as well as Content &
Social Strategies.
Evaluated potential advertising channels, affiliate program options, and CRM
systems.

Fully implemented Hubspot CRM and set up key automation processes and workflows.
Remained in tune to social engagement and response; online reputation management.
Collaborated with key stakeholders in Alpha and Beta testing programs to collect feedback.
Managed multiple vendors and partners, including a PR expert and Content Specialist.
Developed email communications, drip campaigns, and segmented lists.
Created customer journey and messaging and executed pre-launch lead generation efforts.
Worked closely with the CCO in ensuring all marketing met regulatory compliance standards.
Set up blog, contributed posts, and coordinated with industry professionals for guest content.
Designed display ads and search assets, managing a PPC agency in preparation for launch.
Provided messaging and direction to video agency in the development of an explainer video.
Worked with a 3rd party agency in the development and refinement of the company website.

OptionsCity Software, Inc.
Marketing Manager (Marketing & Product Strategy)
February 2012 - November 2014 (2 years 10 months)
Chicago, IL

Managed and coached marketing staff and PR consultants on workflows, goals, and KPIs.
Oversaw branding guidelines, social media campaigns, and annual marketing budget.
Provided art direction to design team in Amman, Jordan for all creative deliverables.
Executed video/audio recording and editing for testimonials, webinars, and product demos.
Consulted with software engineers on interface usability design and UX processes.
Collaborated with Business Development on partner events and refining lead funnel automation.
Curated submission clinching a 2012 Chicago Innovation Award, along with many other awards.

Blog contributor and PR liaison. Managed ads, vendors, and joint partnership initiatives.
Full-scale event planning and marketing of major company conferences and trade shows.
Coordinated client-facing collateral and created monthly newsletter and special email invitations.
Helped institute customer satisfaction survey automation to improve support services.
Collected metrics and assessed SEO / SEM efforts in order to constantly quantify efforts.
Provided marketing support to Chicago, New York, and London offices.

DePaul University
Adjunct Professor
February 2012 - May 2012 (4 months)
Chicago, IL

Multimedia Integration
MCS 290-601, JOUR 290-601
College of Communication

In this course I taught undergraduate students how to set up a basic live HTML website using Dreamweaver to provide a portfolio-style showcase of their work, including upload file transfer processes, how to effectively incorporate media such as images, video, audio, social media feeds, and forms into their websites, and discussed best practices in website multimedia, design, and communications for both business and personal use.

PTI Securities & Futures L.P.
8 years 8 months

Vice President of Marketing
June 2011 - February 2012 (9 months)
Chicago, IL

Successfully positioned CEO as a commentator on Bloomberg, CNBC, Fox News, Reuters.
Drove increased social media visibility, community followings, WOM and relationship marketing.
Analyzed key web metrics associated with campaign project life cycles.
Continuously monitored reputation, competition, SEM positioning, and brand perception.

Hands-on spearheading of "Stocks and Jocks" financial radio show re-branding efforts.
Facilitated website launch, PR distributions, RSS feeds, social media, and merchandising.
Engaged in preliminary mobile application development negotiations for "Stocks and Jocks".
Executed prospect investment education seminar events to empower clients and leads.
Developed event marketing, monitored ROI, achieving 20% new client conversion per event.
Negotiated collaborations with numerous third party vendors, consultants and broker-dealers.
Cultivated client relationships for greater share of mind.

Corporate Marketing Director
July 2003 - June 2011 (8 years)
Chicago, IL

Strategically remodeled offline and online presence, resulting in clearer messaging.
Targeted lead generation, improved SEO, traffic, industry influence, partnerships, and retention.
Strengthened and cross-advertised via collaborative relationships with corporate service peers
Wrote and distributed press releases to media outlets announcing benchmarks and events.
Streamlined department record-keeping and optimized client database for response immediacy.
Aggregated content for e-newsletter, measured engagement and monitored metrics.
Created CEO's blog and facilitated reach with radio show cross-marketing, increasing following..
Operated marketing according to regulatory compliance standards, conducted FINRA filing.
Simplified teleconferencing process for prospects increasing participation and conversion rates.

National Association of Credit Management (NACM) Chicago-Midwest
Marketing & Membership Assistant
April 2002 - May 2003 (1 year 2 months)
Rolling Meadows, IL

Redesigned and maintained company B2B website and sharpened overall branding standards.
Artistic Director for bi-monthly newsletter, ensuring quality content and messaging consistency.
Primary coordinator of event marketing and member communications.
Collaborated with e-commerce vendor 5th/3rd Bank to implement online credit card acceptance.
Modernized online registration and contact forms resulting in smooth feedback channels.
Introduced new sleek digital format and package design for company sales proposals.
Presented and educated the association's board of directors on digital marketing initiatives.

Alliance Airlines
Graphic & Website Designer
July 2000 - December 2001 (1 year 6 months)
Chicago, IL / O'Hare International Airport

Created, edited and promoted B2B local and national campaigns increasing brand awareness.
Redesigned magazine ads and postcards for air cargo divisions across the U.S.
Designed, coordinated and directed all media pre-press and post-press marketing.
Designed and maintained Internet and intranet websites improving online SEO.
Partnered with sales, providing support by creating custom digital sales presentations.

Education

DePaul University
MA, New Media Studies · (2009 - 2011)

Columbia College Chicago
BA, Illustration & Design · (1997 - 2000)

Seneca High School